Exhibit 99.390

Nextech AR To Present at the “Metaverse Platforms” Event Hosted By the VRARA

VANCOUVER, B.C., Canada – December 17, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is pleased to announce that CEO Evan Gappelberg will present the Company’s Metaverse solutions at the “Metaverse Platforms & Avatars” virtual event today, December 17.

Hosted by the VR/AR Association (VRARA), the event will showcase a full day of disruptive ideas and ground-breaking insights, innovations, and technologies by bringing together the most revolutionary minds and companies. Featuring representatives from Microsoft, Snap, HTC Vive, Google, and more, this high-profile event will provide Nextech with the opportunity to present its end-to-end Metaverse offering to a substantial attendee list as well as the opportunity for 1-on-1 networking with other speakers and VIP attendees.

Event Details
Date: Friday, December 17, 2021
Speaker: Nextech AR CEO, Evan Gappelberg
Presentation time: 1:00pm EST
Registration Link: https://hopin.com/events/metaverses-and-avatars/registration

Nextech has undergone transformative growth in 2021, ultimately rebranding as a Metaverse company to better align with its vision and technology stack. With a full suite of integrated products, Nextech is positioned to capitalize on the Metaverse economy as one of the only end-to-end Metaverse solutions. The Company’s notable ARitize Metaverse Studio is the platform that allows customers to not only create a mini-metaverse environment through spatial mapping, but also populate that mini-metaverse with AR content including human holograms, 3D AR products, AR wayfinding, AR advertisements, and more.

Announced in a recent press release, Nextech’s ARitize Metaverse Studio is currently available as a managed service but is expected to be launched as a SaaS solution in early Q1 2022, bringing all of Nextech’s solutions together into one, easy to use, web-based studio. Nextech’s customers can access all their 3D assets, compose AR experiences, and publish them into the Metaverse in any format. In ARitize Metaverse Studio, customers can manage 3D/AR content and point cloud maps, which are used for localization. It also gives users the ability to update these point cloud maps and 3D/AR content in their application in real-time. ARitize Metaverse Studio will assist in managing and creating mini-metaverse environments such as shopping malls, airports, museums, university campuses, and more.

Nextech AR CEO Evan Gappelberg commented, “The Metaverse is a trillion dollar opportunity that big tech has recognized. Countless companies have all joined the Metaverse revolution and are looking for innovative companies like Nextech and others to provide 3D and AR solutions. I’m looking forward to presenting at the VRARA event and showcasing our unified Metaverse platform that integrates Nextech’s entire suite of AR solutions. We are a small cap company that has the tech stack of a large cap - and I believe we are one of the only, if not the only true end-to-end Metaverse solutions, giving us a first mover advantage.”

Nextech is currently a member of the VRARA, along with notable companies such as Microsoft, Unity, Meta, Intel, Google and many more.

About the VRARA
The VR/AR Association (VRARA) is an international organization designed to foster collaboration between solution providers and end-users that accelerates growth, fosters research and education, helps develop industry best practices, connects member organizations and promotes the services of member companies.

Latest News from Nextech:

Dec 9 - Nextech AR, Microsoft, and Ryerson to Present at “The Metaverse & Augmented Reality Labs” Event with Technology And Edtech Partners
Dec 8 - Nextech AR Integrates with Coinbase Commerce, Now Accepting Cryptocurrency as Payment Method
Nov 30 - Nextech AR Launches ARitize 3D SaaS Offering For Ecommerce
Nov 18 - Nextech AR Launches Major 3D Metaverse Upgrade To Its Events Platform
Nov 16 - Nextech AR Rebrands as a Metaverse Company

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.
Evan Gappelberg
CEO and Director
info@nextechar.com
866-274-8493

For further information, please contact:

Investor Relations Contact
Lindsay Betts
investor.relations@Nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.